December 10, 2009

VIA EDGAR AND OVERNIGHT MAIL

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on March 2, 2009
Definitive Proxy Filed April 3, 2009
File No. 001-07933

Dear Mr. Riedler:

On behalf of Aon Corporation (“Aon” or the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission as set forth in the letter dated November 25, 2009 to Christa Davies with respect to the above-referenced filings.

For clarity and ease of review by the Staff, in each of our numbered responses below we have restated the full text of each of the Staff’s comments immediately before the text of our related response.

DEF 14A

Executive Compensation

Compensation Discussion and Analysis

Determination of Actual Bonuses, page 35

1.                          We note your response to our prior comment 1.  Please note that we consider all factors considered by the Committee to be material to the process.  Additionally, it is not clear from your proposed disclosure how the extent of PTI achievement was used to determine the bonus amounts.  Please also explain the meaning of “allocated uniformly based on the funding formula.”

We acknowledge the Staff’s comments regarding the determination of actual bonuses.  In addition to describing the process utilized by the Committee in its determination of bonuses, we will disclose all factors considered by the Committee in that process.

As described in the Compensation Discussion and Analysis in the section entitled “Performance-Based Annual Bonus” that began on page 34 of the Company’s proxy statement for the 2009 annual meeting of stockholders, each of the Company’s named executive officers was eligible to receive a bonus because of the achievement of the pre-determined PTI threshold.  Following that determination,  PTI achievement was one of three corporate performance metrics considered in the calculation of the bonus pool funding, as described in the section entitled “Bonus Pool Funding” that began on page 35.  As the third and final step of the Committee’s process for 2008, the funding formula was a significant factor in the Committee’s determination of actual bonuses for the named executive officers, which bonuses were ultimately determined at this step solely in the Committee’s discretion.

The foregoing extended description of the bonus determination process was not included in the Company’s proposed disclosure in its letter to the Staff dated October 16, 2009.  We apologize if the absence of this description led to any confusion.  To the extent applicable, this description, including how PTI achievement was used to determine bonus amounts, will be included in the Company’s proxy statement for the 2010 annual meeting of stockholders (the “2010 Proxy Statement”).

The reference in the proxy statement and in the Company’s proposed disclosure to bonuses as “allocated uniformly based on the funding formula” was meant to designate the portion of each executive’s actual bonus that was based on the funding formula as opposed to other factors considered by the Committee in making its determination.  In the Company’s 2010 Proxy Statement, we will provide the specific funding formula for each named executive officer and we will describe the manner in which the funding formula is relevant to the determination of the executives’ actual bonuses.

We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further supplemental information, or would like to discuss any of the matters covered by this letter, please do not hesitate to contact me at (312) 381-5110, Christa Davies at (312) 381-3095 or Jennifer L. Kraft at (312) 381-5115.

Very truly yours,

/s/ Richard E. Barry

Richard E. Barry
Vice President and Deputy General Counsel

/pm